Exhibit 99.1

ZTO Express Announces Results of Annual General Meeting

SHANGHAI, June 17, 2025 /PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that each of the following proposed resolutions submitted for shareholder approval has been adopted as an ordinary resolution at its annual general meeting of shareholders held in Hong Kong today:

1.	to receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2024;

2.	to re-elect Mr. Meisong LAI as an executive director of the Company, subject to his earlier resignation or removal;

3.	to re-elect Mr. Jilei WANG as an executive director of the Company, subject to his earlier resignation or removal;

4.	to re-elect Ms. Fang XIE as an independent non-executive Director, subject to her earlier resignation or removal;

5.	to re-elect Ms. Di XU as a non-executive director of the Company, subject to her earlier resignation or removal;

6.	to authorize the Board to fix the remuneration of the directors;

7.	to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board to fix their remuneration for the year ending December 31, 2025;

8.	to grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution; and

9.	to grant a general mandate to the directors to repurchase Class A ordinary shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit https://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and other similar expressions. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company’s results of operations and market share; any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system; ZTO’s ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO’s filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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